April 29, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention:	Mr. Russell Mancuso
Mr. Tom Jones

	Re:	Tyco Electronics Ltd.
Registration Statement on Form S-4
File No. 333-156927

Dear Mr. Mancuso and Mr. Jones:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tyco Electronics Ltd. (the “Company”) respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”), so that it will become effective at 5:00 p.m. (EST) on May 1, 2009, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•              Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•              The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•              The Company may not assert Staff comments and the declaration of effectiveness  as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our counsel, P.J. Himelfarb (tel. (202) 682-7197) of Weil, Gotshal & Manges LLP, should you require additional information or have any questions.

Very truly yours,

/s/ H. Gregory Barksdale
H. Gregory Barksdale
Corporate Secretary

cc:	Patricia Knese, Tyco Electronics Ltd.
P.J. Himelfarb, Weil, Gotshal & Manges LLP
Ellen J. Odoner, Weil, Gotshal & Manges LLP